Exhibit 99.1

May 22, 2012

BY ELECTRONIC MAIL AND OVERNIGHT DELIVERY

R. Gregory Lewis, Vice President, Chief Financial Officer and Secretary
J. Alexander’s Corporation
3401 West End Avenue, Suite 260
Nashville, Tennessee  37202

Dear Greg,

We understand that the J. Alexander’s Corporation (“J. Alexander’s” or the “Company”) has set yesterday, May 21, 2012, as the record date for its 2012 Annual Meeting of Shareholders (the “Annual Meeting”).  Since the Company has yet to file its preliminary proxy materials, we eagerly await the scheduling of the Annual Meeting.  Given the requirements of the Company’s bylaws, we are perplexed that a date has not yet been set.

Section 2 (a) of the Company’s Amended and Restated Bylaws provides as follows:

The [annual] meeting shall be held on a date set by the Board of Directors during the third, fourth, or fifth month following the end of the Corporation’s fiscal year.

Since the Company’s fiscal year ended on January 1, 2012, the most liberal reading of the Company’s bylaws would require that the Annual Meeting be held no later than June 30, 2012 -- the end of the fifth month following January 2012.  We also note that Tennessee law clearly mandates that the Company hold the Annual Meeting on or before July 1, 2012.  We believe that upon application, a Tennessee court would promptly order compliance with Tennessee law (not to mention the Company’s own bylaws).1

Should the Company endeavor to schedule its 2012 Annual Meeting for a date subsequent to June 30, 2012, by amending its bylaws or otherwise, Privet would interpret this action as yet another entrenchment tactic employed by the Company’s Board and management team to further disenfranchise Company shareholders.  We believe that such action would also constitute an unreasonable response to the possibility of a contested election with respect to less than a majority of the seats on the Company’s Board of Directors.

1 The Tennessee Business Corporation Act states: “A court of record having equity jurisdiction in the county where a corporation's principal office is located may summarily order a meeting to be held on application of: (1) Any shareholder of the corporation entitled to participate in an annual meeting, if an annual meeting was not held within the earlier of six (6) months after the end of the corporation's fiscal year or fifteen (15) months after its last annual meeting.” See Title 548, Chapter 17, Part 103 (emphasis added)

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As stated before, we stand both ready and willing to explore potential resolutions in order to avoid a potentially costly and distracting proxy contest.  However, we will not remain idle as the right of the shareholders to vote on the Company’s future direction is unjustifiably delayed.  Should management and the Board believe that a delay provides them the opportunity to search for an interim governance solution, we would caution against any line of insular thinking that minimizes legitimate shareholder concerns.

Best Regards,

Ryan Levenson and Ben Rosenzweig
Privet Fund Management LLC

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